October 23, 2024

Via Edgar Transmission

Mr. Thomas Jones / Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd Registration Statement on Form F-1 Filed October 4, 2024 File No. 333-282499

Dear Mr. Jones / Mr. Ingram:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 22, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 filed October 4, 2024

Certain Relationships and Related Party Transactions, page 98

1.	Please update your disclosure so that it reflects the related party transactions as of the date of the prospectus. Refer to Item 7.B of Form 20-F. Currently, your disclosure is as of March 31, 2024.

Response: We respectfully advise the Staff that we have revised the disclosure on page 98 to address the above.

General

2.	We note your disclosure in the Resale Prospectus Shareholders Plan of Distribution section that your selling shareholders may sell their securities through use of a broker-dealer. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Please also revise to provide all required undertakings specified in Item 512 of Regulation S-K, including, but not limited to, Item 512(a)(1)(iii) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the disclosure on page Alt -23 to address the above. The Company confirms its understanding that the retention by a selling shareholder of an underwriter would constitute material change to the plan of distribution requiring a post-effective amendment.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com